Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business/Financial Editors:
            Jaguar Mining Reports Q2 2008 Adjusted Earnings and Cash Flow per Share
            of $0.09

            JAG - TSX/NYSE Arca

            CONCORD, NH, Aug. 11 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) reports its financial and operational results for the period ended June 30, 2008. All figures are in US dollars unless otherwise indicated.

            <<
            Q2 2008 Key Statistics

            -  Record quarterly revenue of $21.2 million.

            -  Adjusted earnings of $5.9 million or $0.09 per share.

            -  Cash flow from operations of $5.8 million before changes in non-cash working capital or $0.09 per share.

            -  CAPEX totaled $36.5 million.

            -  As at June 30, 2008, cash and cash equivalents of $64.4 million, including restricted cash of $3.1 million.
            >>

            Commenting on the Q2 results, Daniel R. Titcomb, Jaguar's President and
CEO stated, "We believe that the market's reaction to our preliminary results announced on July 31 has not accurately measured the underlying value of
Jaguar by discounting our relatively low-cost investment and cost profile and tremendous growth program. Our second quarter progress and results were positive in several areas. We doubled mineral reserves, completed two feasibility studies, and launched construction of our third underground mine and CIP plant. We had record quarterly revenue, adjusted operating cash flow and adjusted earnings per share. We also announced the iron ore royalty off-setting the decline in cash flow from reduced 2008 production guidance.
Moreover, our operating team's ability to develop long-lasting solutions to resolve short-term issues underscores their ability to execute on the potential."

            <<
            Q2 2008 Highlights

            -  Adjusted earnings, primarily excluding the impact of an increase for the provision of taxes related to a revaluation of inter-company debt
               (see NON-GAAP PERFORMANCE MEASURES section below), totaled $0.09 in
               Q2 2008.

            -  Adjusted earnings, excluding the provision for taxes noted above, totaled $0.10 per share for the six months ended June 30, 2008.

            -  Sales in Q2 2008 increased to $21.2 million from $11.4 million in
               Q2 2007, an increase of 86% due to both an increase in ounces of gold sold and an increase in the average realized gold price. The number of ounces of gold sold in Q2 2008 increased to 23,537 from
               17,177 ounces in Q2 2007, an increase of over 37%. The average realized gold price in Q2 2008 increased to $900 per ounce from
               $665 in Q2 2007, an increase of over 35%. Sales for the six months ended June 30, 2008 totaled approximately $40.0 million compared to
               $18.0 million for the same period in 2007.

            -  Gross profit in Q2 2008 increased to $6.0 million from $4.3 million in
               Q2 2007. Gross profit for the six months ended June 30, 2008 increased to $13.3 million from $7.7 million for the same period in 2007 due primarily to the increase in sales.

            -  Net income before income taxes in Q2 2008 increased to $7.2 million from a loss of $2.7 million in Q2 2007. Net income before income taxes for the six months ended June 30, 2008 increased to $8.2 million from a loss of $3.2 million for the same period in 2007.

            -  Cash flow from operating activities adjusted for the change in non-cash operating working capital generated $5.8 million of cash during Q2 2008 versus $4.1 million during Q2 2007 and generated
               $10.9 million of cash during the six months ended June 30, 2008 versus
               $4.2 million for the same period in 2007 (see NON-GAAP PERFORMANCE
               MEASURES section below). This increase in cash flow adjusted for the change in non-cash working capital is a result of an increase in sales and gross profit generated by the Company.

            -  As at June 30, 2008, cash and cash equivalents totaled $64.4 million, including $3.1 million of restricted cash, mostly related to foreign exchange hedges.

            -  In Q2 2008, the Company produced 20,782 ounces of gold at an average cash cost of $455 per ounce compared to 17,188 ounces at an average cash cost of $328 per ounce during Q2 2007. Costs for Q2 2008 were impacted by lower grades at Sabara and Turmalina, and the weaker U.S.
               dollar ("US$") against the Brazilian real ("R$"). On a per tonne of ore basis, mining and processing costs at Sabara and Turmalina were on budget. However, as run-of-mine grades were lower, particularly at
               Turmalina due to unexpected dilution, on a per ounce of gold basis, cash operating costs increased. Over half of the increase in average cash operating costs can be attributed to the weakness of the US$
               while the balance was tied to lower grades. The average exchange rate in Q2 2008 was R$1.66/US$1.00 compared to R$1.98/US$1.00 in Q2 2007.
            >>

            Mr. Titcomb added, "As we move forward, we are confident in our ability to deliver on our plan of becoming a highly profitable 700,000-ounce producer.
Our existing projects, our expansions and our project under construction are the platform for creating value for those willing to invest in the Jaguar story. To help investors better understand Jaguar, in mid-October we will be conducting a tour of our operations near Belo Horizonte. We invite qualified investors and shareholders to join our tour and believe that those who do will get a better appreciation of the potential of our operations and plans and see the passion of our employees and management."

            <<
            2008 Overview of Financial Results

            A summary of key operating results follows:

            (unaudited)
            ($ in 000s, except per share data)
            -------------------------------------------------------------------------
                                                           Three Months   Six Months
                                                                  Ended        Ended
                                                                June 30,     June 30,
                                                                   2008         2008
            -------------------------------------------------------------------------

            Gold sales                                      $    21,187  $    39,984
            Production costs                                    (11,174)     (20,569)
            Other cost of goods sold                             (1,621)      (1,572)
            Depletion and amortization                           (2,379)      (4,494)
            -------------------------------------------------------------------------
            Gross profit                                          6,013       13,349
            -------------------------------------------------------------------------

            Operating expenses:
              Exploration                                         1,037        1,849
              Stock-based compensation                              219          493
              Administration                                      2,950        6,022
              Management fees                                       186          375
              Accretion expense                                      65          135
              Other                                                (578)         416
            -------------------------------------------------------------------------
            Total operating expenses                              3,879        9,290
            -------------------------------------------------------------------------

            Income before the following                           2,134        4,059
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Loss on forward derivatives                               -          318
            Gain on forward foreign exchange derivatives         (1,191)      (1,584)
            Foreign exchange gain                                (5,691)      (7,939)
            Interest expense                                      3,088        7,158
            Interest income                                      (1,457)      (2,702)
            Other non-operating expenses                            231          566
            -------------------------------------------------------------------------
            Total other expenses                                 (5,020)      (4,183)

            Income (loss) before income taxes                     7,154        8,242
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Income taxes
              Current income taxes                                1,296        3,284
              Future income taxes                                 6,209        4,471
            -------------------------------------------------------------------------
            Total income taxes                                    7,505        7,755
            -------------------------------------------------------------------------

            Net income (loss) for the period                       (351)         487
            Net income (loss) adjustment:
            Future income tax expense on foreign currency
             translation of inter-company debt                    6,287        5,859
            -------------------------------------------------------------------------
            Adjusted net income for the period                    5,936        6,346
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Adjusted basic and diluted net income per
             share                                          $      0.09  $      0.10
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Cash flow from operating activities as reported $    (1,155) $    (3,464)
            Adjustment:
            Change in non-cash operating working capital         (6,941)     (14,328)
            -------------------------------------------------------------------------
            Adjusted cash flow from operating activities    $     5,786  $    10,864
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Adjusted cash flow from operating activities
             per share                                      $      0.09  $      0.18
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Capital expenditures                            $    36,473  $    62,562
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Cash and cash equivalents (end of period)       $    61,275  $    61,275
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Average sales price per ounce                   $       900  $       911
            Gold sales (ounces)                                  23,537       43,881
            -------------------------------------------------------------------------

            Approximately 23% of the Company's cash and cash equivalents of $64.4 million, including $3.1 million of restricted cash held at June 30, 2008, were in accounts in Brazil. Variations in the relative currencies (Canadian dollar versus US$ versus R$) will likely give rise to realized and unrealized credits or charges in future periods, which could materially impact the Company's reported income.

            2008 Outlook

            The Company's 2008 production and costs estimates remain as follows:

                              Actual       Estimated         Estimated     Estimated
                       1ST Half 2008   2nd Half 2008       FY 2008 Est.  FY 2008 Est.
            Operation     Production      Production        Production     Cash Cost
                                 (oz)            (oz)              (oz)        ($/oz)

            Turmalina         33,476   41,524-46,524     75,000-80,000      $365-380
            Paciencia              -   25,000-30,000     25,000-30,000      $520-535
            Sabara             8,719    9,281-11,281     18,000-20,000      $600-620
                              -------   -------------    -------------
            Total             42,195   75,805-87,805   118,000-130,000      $435-450
            Note: Estimated cash costs based on actual 1st half exchange rate of
            R$1.69/US$1.00 and estimated 2nd half exchange rate of R$1.65/US$1.00
            >>

            NON-GAAP PERFORMANCE MEASURES

            The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP ("GAAP") and, therefore, may not be comparable to similar measures presented by other companies. The
Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide certain investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
            The Company has included cash operating cost per ounce processed because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported
GAAP measures are set out below in the Summary of Cash Operating Cost per oz of gold produced.
            The Company uses the financial measure "adjusted cash flows from operating activities" and "adjusted cash flow per share" to supplement its consolidated financial statements. The presentation of adjusted cash flows from operating activity is not meant to be a substitute for cash flows from operating activities presented in the statement of cash flows in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted cash flows from operating activities is calculated as operating cash flow excluding the change in non-cash operating working capital. The term adjusted cash flows from operating activities does not have a standardized meaning prescribed by GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted cash flows from operating activities provides useful information to investors because it excludes certain non-cash items and is a better indication of the Company's cash flow from operations. The items excluded from the computation of adjusted cash flows from operating activities, which are otherwise included in the Statements of Cash Flows prepared in accordance with
GAAP, are items that the Company does not consider to be meaningful in evaluating the Company's past financial performance or the future prospects and may hinder a comparison of its period to period cash flows.
            The Company uses the financial measures "adjusted net income" and
"adjusted net income per share" to supplement information in its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net income or (loss) or net income or (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net income and adjusted net income per share are calculated as net income or (loss) excluding future income tax expense on foreign currency translation of inter-company debt. The terms "adjusted net income" and "adjusted net income per share" do not have a standardized meaning prescribed by GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of adjusted net income and adjusted net income per share provide useful information to investors because they are a better indication of the Company's profitability from operations. The item excluded from the computation of adjusted income and adjusted income per share, which are otherwise included in the determination of net income (loss) and net income (loss) per share prepared in accordance with GAAP, is an item that the Company does not consider to be meaningful in evaluating the Company's past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

            <<
            Summary of Cash Operating Cost per oz of gold produced

                                                           --------------------------
                                                           Three Months   Six Months
                                                                  Ended        Ended
                                                                June 30,     June 30,
                                                                   2008         2008
                                                           --------------------------
            Production costs per statement of operations    $11,174,000  $20,569,000
            Change in inventory(1)                           (1,709,000)  (1,938,000)
            Operational cost of gold produced(2)              9,465,000   18,631,000
              divided by
            Gold produced (oz)                                   20,782       42,195
              equals
            Cost per oz of gold produced                    $       455  $       442

            Sabara Cash Operating Cost per oz processed
                                                           --------------------------
                                                           Three Months   Six Months
                                                                  Ended        Ended
                                                                June 30,     June 30,
                                                                   2008         2008
                                                           --------------------------
            Production costs                                $ 2,982,000  $ 5,574,000
            Change in inventory(1)                              111,000      (48,000)
            Operational cost of gold produced(2)              3,093,000    5,526,000
              divided by
            Gold produced (oz)                                    4,461        8,719
              equals
            Cost per oz of gold produced                    $       693  $       645

            Turmalina Plant Cash Operating Cost per oz processed
                                                           --------------------------
                                                           Three Months   Six Months
                                                                  Ended        Ended
                                                                June 30,     June 30,
                                                                   2008         2008
                                                           --------------------------
            Production costs                                $ 8,192,000  $14,995,000
            Change in inventory(1)                           (1,820,000)  (1,986,000)
            Operational cost of gold produced(2)              6,372,000   13,009,000
              divided by
            Gold produced (oz)                                   16,321       33,476
              equals
            Cost per oz of gold produced                    $       390  $       389

            (1)Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
            (2)The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

            Adjusted Cash Flow from Operations

            (unaudited)

            ($in 000s)
                                  ---------------------------------------------------
                                        Three Months Ended          Six Months Ended
                                                   June 30                   June 30
                                  ---------------------------------------------------
                                         2008         2007         2008         2007
                                  ---------------------------------------------------
            Cash flow from
             operating activities
             as Reported          $    (1,158) $     1,825  $    (3,426) $      (469)
            Adjustment:
            Change in non-cash
             operating working
             capital                   (6,941)      (2,323)     (14,290)      (4,675)
                                  ---------------------------------------------------
            Adjusted cash flow
             from operating
             activities           $     5,783  $     4,148  $    10,864  $     4,206

            Note Regarding Income Tax Expense in Q2 2008 and Subsequent Periods and
            Impact on Adjusted Net Income
            >>

            Income taxes for the quarter ended June 30, 2008 increased to
$7.5 million from $1.0 million for the quarter ended June 30, 2007. This large increase in income taxes is related primarily to the significant strengthening of the R$ and its effect on the inter-company debt, which has increased substantially as a result of the Company making US$ loans to its Brazilian subsidiaries for the purpose of financing construction and operations in
Brazil. The Company is required to report a future income tax expense; however it is not actually required to pay such tax expense until such time as the inter-company debt is repaid. The amount of the tax liability that will actually be payable will depend on the foreign exchange rate in effect at the time the inter-company debt is repaid, if ever.
            The Company has bank accounts in Brazil, Canada and the United States.
Monies transferred into Brazilian banks by the Company are treated as loans to the Company's wholly-owned Brazilian subsidiaries. This debt is eliminated during consolidation in the Company's reported financials. As a result of changes in foreign currency valuations, specifically the exchange rate of the
R$ to the US$, the income tax expense the Company reports from period to period will vary as the inter-company debt is revalued in R$. As a result of the significant strengthening of the R$ from R$1.75 to R$1.60 to the US$
during the quarter ended June 30, 2008, the Company, like other gold producers operating in Brazil, was required to record a future income tax expense of approximately $6.3 million on the revaluation of the US$ denominated inter-company debt.
            For the six months ended June 30, 2008, income taxes increased to
$7.8 million from $1.0 million for the same period in 2007 primarily for the reasons described above.
            To help investors better understand this dynamic, Jaguar has provided a quarterly and year-to-date non-GAAP reconciliation of the income tax liability excluding the revaluation of inter-company loans to its Brazilian subsidiary, which management believes more accurately reflects the Company's true income tax liability. This same non-GAAP measure has been incorporated into adjusted net income and adjusted net income per fully diluted share, both non-GAAP measures, which management believes more accurately reflect values similar to what other companies report and investors rely upon.
            Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended June 30, 2008.

            <<
            Conference Call Details

            The Company will hold a conference call Tuesday morning, August 12th at
            10:00 a.m. EDT, to discuss the results.

                          From North America:  866-900-4867
                          International:       213-416-2196
                          Replay:
                          From North America:  800-675-9924
                          International:       213-416-2185
                          Replay ID:           81208
                          Webcast:             www.jaguarmining.com
            >>

            Analyst Meeting and Tour: October 21-24

            Jaguar will hold an analyst meeting and tour of the Company's operations in Minas Gerais, Brazil, beginning October 21, 2008. Qualified individuals interested in visiting Jaguar's operations should contact Valeria DioDato for additional information.

            About Jaguar Mining

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

            Forward Looking Statements

            This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, concerning estimates of Jaguar's cash operating costs and gold production targets. These forward-looking statements can be identified by the use of words "are expected" or variations of such words. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
            These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. The Company also relied on information concerning two additional targets near the Caete plant and the Conglomerates Target near
Paciencia as accurate and reliable from the previous concession owners and does not warrant that the information supplied reflects a potential resource.
Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
            These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion unless required to do so by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual
Information Form for the year ended December 31, 2007 filed on System for
Electronic Document Analysis and Retrieval and available at
http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2007 filed with the United States Securities and Exchange
Commission and available at www.edgar.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President of Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 16:57e 11-AUG-08